SANGOMA TECHNOLOGIES CORPORATION

Consolidated financial statements for the

years ended June 30, 2023 and 2022

(in thousands of US dollars)

100 Renfrew Drive, Suite 100,
Markham, Ontario,
Canada L3R 9R6

Sangoma Technologies Corporation

June 30, 2023 and 2022

Independent Auditor's Report (To be updated when final report is received from KPMG)

To the Stockholders and Board of Directors of Sangoma Technologies Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Sangoma Technologies Inc. (the Company) as of June 30, 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
DRAFT
Chartered Professional Accountants, Licensed Public Accountants
We have served as the Company’s auditor since 2023.

Toronto, Ontario    Chartered Professional Accountants
September 27, 2023    Licensed Public Accountants

Independent Auditor's Report

To the Shareholders of Sangoma Technologies Corporation:

Opinion

We have audited the consolidated financial statements of Sangoma Technologies Corporation and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at June 30, 2022, June 30, 2021, and July 1, 2020, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended June 30, 2022 and June 30, 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at June 30, 2022, June 30, 2021, and July 1, 2020, and its consolidated financial performance and its consolidated cash flows for the years ended June 30, 2022 and June 30, 2021 in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – Change in Accounting Policy

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the US dollar effective July 1, 2021. This change has been retrospectively applied. The statement of financial position as of July 1, 2020 has been included pursuant to the requirements of International Financial Reporting Standards.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Acquisition of NetFortris Corporation

Key Audit Matter Description

As described in Note 20(c) to the consolidated financial statements, on March 28, 2022, the Company completed its acquisition of NetFortris Corporation for a total purchase price of $64,820 (in thousands). The identifiable assets acquired and the liabilities assumed are measured at fair value as of the acquisition date. Where the net of the fair value of the assets acquired and liabilities assumed is less than the fair value of consideration transferred, the difference is accounted for as goodwill. In assessing fair value of the acquired assets, management used various valuation techniques involving significant judgement and subjectivity.

We considered this to be a key audit matter due to the complexity of the transaction, which included valuation of the acquired intangible assets. This resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence related to management's estimates. As such, an increased extent of audit effort was required, which included the involvement of internal valuation specialists.
Audit Response

We responded to this matter by performing procedures over management's valuation techniques in determining fair value of the acquired assets and in determining goodwill. Our audit work in relation to this included, but was not limited to, the following:

•Analyzed the signed purchase agreement to obtain an understanding of the key terms and conditions and to identify the necessary accounting considerations.
•Tested the mathematical accuracy of management's valuation models and supporting calculations.
•Evaluated the fair value of the consideration transferred including the fair value of common shares and consideration payable.
•Evaluated the reasonableness of key assumptions in management's models, including testing of historical financial results that were used as a basis for future projections.
•Assessed the appropriateness of the disclosures relating to the assumptions used in the acquisition in the notes to the consolidated financial statements.
•With the assistance of internal valuation specialists, evaluated the reasonableness of management's model, through assessing the appropriateness of valuation models used and testing the significant assumptions and inputs by:
oComparing to externally available industry and economic trends;
oEvaluating budgets and forecasts for future operations; and
oComparing against guideline companies within the same industry.

Impairment Analysis of Goodwill and Long-Lived Assets

Key Audit Matter Description

We draw attention to Notes 7, 8, 9 and 12 to the consolidated financial statements. The Company has recorded goodwill, property and equipment, right-of-use assets and intangibles assets of USD $428,626 (in thousands) as of June 30, 2022. The Company performs impairment testing for goodwill and long-lived assets on an annual basis or more frequently when there is an indication of impairment. An impairment is recognized if the carrying amount of an asset, or its cash generating unit (CGU), exceeds its estimated recoverable amount. The recoverable amount of an asset is the greater of its value-in-use and its fair value less costs to sell. In determining the estimated recoverable amounts, the Company’s significant assumptions include future cash flows based on expected operating results, long term growth rates, the revenue exit multiple, and the discount rate.

We considered this a key audit matter due to the significant judgment made by management in estimating the recoverable amount for goodwill and long-lived assets and a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort, including the involvement of internal valuation specialists.

Audit Response

We responded to this matter by performing procedures over the impairment of goodwill and long-lived assets. Our audit work in relation to this included, but was not limited to, the following:

•Tested management’s key assumptions, including performing a ‘retrospective review’ to compare management’s assumptions in the prior year expected future cash flows to the actual results to assess the accuracy of the Company’s budgeting process.
•Evaluated the reasonableness of key assumptions in the impairment model, including future cash flows based on expected operating results, long-term growth rates, the revenue exit multiple, and the discount rate.
•Tested the mathematical accuracy of management’s impairment model and supporting calculations.
•Assessed the appropriateness of the disclosures relating to the assumptions used in the impairment assessment in the notes to the consolidated financial statements.
•With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s impairment model, which included:
oEvaluating the reasonableness of the discount rate and revenue exit multiple by comparing the Company’s weighted average cost of capital and revenue exit multiple against publicly available market data;
oDeveloping a range of independent estimates and comparing those to the discount rate selected by management; and
oPerforming a sensitivity analysis of the recoverable amount of the CGU by varying the weighted average cost of capital and the revenue exit multiple.

Other Information

Management is responsible for the other information. The other information comprises:
•Management’s Discussion and Analysis; and
•The information, other than the consolidated financial statements and our auditor’s report thereon, in the Annual Report on Form 40-F.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis and the Annual Report on Form 40-F prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is Ajmer Singh Sran.

                                            /s/ MNP LLP

Toronto, Ontario    Chartered Professional Accountants
September 26, 2022    Licensed Public Accountants

Sangoma Technologies Corporation
Consolidated statements of financial position
As at June 30, 2023, and June 30, 2022
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2023	2022
		$	$
Assets
Current assets
Cash and cash equivalents	4	11,156	12,702
Trade and other receivables	4	21,905	23,943
Inventories	6	17,970	17,426
Income tax receivable		3,192	—
Contract assets		1,762	1,225
Derivative assets	15	1,218	648
Other current assets		4,420	4,364
		61,623	60,308
Non-current assets
Property and equipment	7	9,152	10,274
Right-of-use assets	8	13,152	16,974
Intangible assets	9	157,437	191,369
Development costs	10	6,569	2,861
Deferred income tax assets	11	3,210	2,762
Goodwill	12	187,502	210,009
Contract assets		2,911	2,567
Derivative assets	15	768	700
Other non-current assets		422	709
		442,746	498,533
Liabilities
Current liabilities
Accounts payable and accrued liabilities	4	24,077	28,568
Provisions	13	237	200
Sales tax payable		5,594	5,895
Income tax payable		61	1,885
Consideration payable	14	1,894	8,986
Operating facility and loans	15	17,700	17,700
Contract liabilities	16	10,909	11,580
Lease obligations on right-of-use assets	8	2,719	3,592
		63,191	78,406
Long term liabilities
Consideration payable	14	—	3,782
Operating facility and loans	15	83,125	86,925
Contract liabilities	16	3,642	3,487
Non-current lease obligations on right-of-use assets	8	11,612	14,397
Deferred income tax liabilities	11	14,295	16,657
Other non-current liabilities		766	1,071
		176,631	204,725
Shareholders’ equity
Share capital		379,924	203,032
Shares to be issued		—	179,132
Contributed surplus		18,132	15,055
Accumulated other comprehensive income		1,335	839
Accumulated deficit		(133,276)	(104,250)
		266,115	293,808
		442,746	498,533

Approved by the Board
(Signed)	Al Guarino	Director
(Signed)	Allan Brett	Director

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of loss and comprehensive loss
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2023	2022
		$	$
Revenue	19	252,530	224,352
Cost of sales		79,739	67,464
Gross profit		172,791	156,888

Expenses
Sales and marketing		61,922	53,057
Research and development		37,470	34,158
General and administration		76,363	75,199
Foreign currency exchange (gain) loss		(15)	358
Interest expense (net)	4,8,14,15	6,767	3,863
Business acquisition costs	20	—	2,939
Restructuring and business integration costs		2,710	1,222
Exchange listing expense		—	1,051
Gain on change in fair value of consideration payable	14	(2,975)	(2,254)
Goodwill impairment	12	22,507	91,685
Loss before income tax		(31,958)	(104,390)
Provision for income taxes
Current	11	(172)	3,980
Deferred	11	(2,760)	2,410
Net loss		(29,026)	(110,780)

Other comprehensive income
Items to be reclassified to net income
Change in fair value of interest rate swaps, net of tax	15	496	1,172
Comprehensive loss		(28,530)	(109,608)

Loss per share
Basic	17(iii)	$(0.88)	$(3.52)
Diluted	17(iii)	$(0.88)	$(3.52)

Weighted average number of shares outstanding
Basic	17(iii)	33,118,980	31,475,254
Diluted	17(iii)	33,118,980	31,475,254

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of changes in shareholders' equity
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	Note	Number of common shares	Share capital	Shares to be issued	Contributed surplus	Accumulated other comprehensive (loss) earnings	Retained earnings (accumulated deficit)	Total shareholders' equity
			$	$	$	$	$	$
Balance, July 1, 2021		19,021,642	172,462	192,102	5,393	(333)	6,530	376,154

Net loss		—	—	—	—	—	(110,780)	(110,780)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	1,172	—	1,172
Common shares issued through business combination	17(i), 20	1,494,536	16,801	—	—	—		16,801
Deferred tax benefit on share issuance costs	11	857,142	12,970	(12,970)	—	—	—	—
Common shares issued for options exercised	17(i)	66,340	799	—	(267)	—	—	532
Rounding of fractional shares after share consideration		(28)	—	—	—	—	—	—
Share-based compensation expense	17(ii)	—	—	—	9,929	—	—	9,929
Balance, June 30, 2022		21,439,632	203,032	179,132	15,055	839	(104,250)	293,808

Net loss		—	—	—	—	—	(29,026)	(29,026)
Change in fair value of interest rate swaps, net of tax	15	—	—	—	—	496	—	496
Common shares issued as installment for shares to be issued	17(i)	11,838,457	179,132	(179,132)	—	—	—	—
Common shares issued for options exercised	17(i)	11,024	67	—	(23)	—	—	44
Common shares purchased and cancelled	17(i)	(108,622)	(605)	—	—	—	—	(605)
Common shares returned from escrow and cancelled	4	(142,124)	(1,702)	—	—	—	—	(1,702)
Share-based compensation expense	17(ii)	—	—	—	3,100	—	—	3,100
Balance, June 30, 2023		33,038,367	379,924	—	18,132	1,335	(133,276)	266,115
The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Consolidated statements of cash flows
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2023	2022
Operating activities		$	$
Net loss		(29,026)	(110,780)
Adjustments for:
Depreciation of property and equipment	7	4,729	3,153
Depreciation of right-of-use assets	8	3,778	3,308
Amortization of intangible assets	9	33,932	31,609
Amortization of development costs	10	2,705	1,281
Income tax expense (recovery)	11	(2,932)	6,390
Income tax paid		(4,473)	(2,752)
Income tax refunds		450	1,197
Share-based compensation expense	17(ii)	3,100	9,929
Interest on obligation on right-of-use assets	8	476	442
Unrealized foreign exchange loss		193	174
Goodwill Impairment	12	22,507	91,685
Accretion expense	14	435	798
Gain on lease modification	8	(36)	(105)
Loss on disposal of property and equipment	7	409	266
Gain on change in fair value of consideration payable	14	(2,975)	(2,254)
Changes in working capital
Trade and other receivables		(15)	1,555
Inventories		(544)	(5,190)
Contract assets		(881)	(2,198)
Other assets		231	(611)
Sales tax payable		(301)	(930)
Accounts payable and accrued liabilities		(4,491)	(3,234)
Provisions		37	(242)
Other non current liabilities		(305)	(81)
Contract liabilities		(516)	(2,353)
Net cash provided by operating activities		26,487	21,057
Investing activities
Purchase of property and equipment	7	(4,016)	(1,868)
Development costs	10	(7,250)	(3,237)
Business combinations, net of cash and cash equivalents acquired	20	—	(50,712)
Net cash flows used in investing activities		(11,266)	(55,817)
Financing activities
Proceeds from operating facility and loan	15	13,900	45,000
Repayments of operating facility and loan	15	(17,700)	(15,338)
Repayment of lease obligations on right-of-use assets	8	(4,072)	(3,407)
Payment of consideration payable	14	(8,334)	(1,421)
Common shares purchased and cancelled	17(i)	(605)	—
Issuance of common shares for stock options exercised	17(i)	44	532
Net cash flows provided by (used in) financing activities		(16,767)	25,366

Increase (decrease) in cash and cash equivalents		(1,546)	(9,394)
Cash and cash equivalents, beginning of the year		12,702	22,096
Cash and cash equivalents, end of the year		11,156	12,702

The accompanying notes are an integral part of these consolidated financial statements.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
1.    General information

Founded in 1984, Sangoma Technologies Corporation (“Sangoma” or the “Company”) is publicly traded on the Toronto Stock Exchange (TSX: STC) and NASDAQ (NASDAQ: SANG). The Company’s shares were traded on the TSX Venture Exchange under the symbol STC until November 1, 2021, at which point the Company’s shares commenced trading on the TSX. In conjunction with listing on the TSX, the Company’s shares were delisted from the TSX Venture Exchange. The Company’s shares commenced trading on NASDAQ on December 16, 2021. The Company was incorporated in Canada, its legal name is Sangoma Technologies Corporation and its primary operating subsidiaries for fiscal 2023 are Sangoma Technologies Inc., Sangoma US Inc., Digium Inc., NetFortris Corporation, Star2Star Communications LLC, VoIP Supply LLC, and VoIP Innovations LLC.

Sangoma is a leading provider of hardware and software components that enable or enhance Internet Protocol Communications Systems for both telecom and datacom applications. Enterprises, small to medium sized businesses (“SMBs”) and telecom operators in over 150 countries rely on Sangoma’s technology as part of their mission critical infrastructures. The product line includes data and telecom boards for media and signal processing, as well as gateway appliances and software.

The Company is domiciled in Ontario, Canada. The address of the Company’s registered office is 100 Renfrew Dr., Suite 100, Markham, Ontario, L3R 9R6 and the Company operates in multiple jurisdictions.

2.    Significant accounting policies

(i) Statement of compliance and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These audited consolidated financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as those of the audited consolidated financial statements for the year ended June 30, 2022.

(ii) Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Sangoma Technologies Inc. (Canada), Sangoma HK Ltd. (Hong Kong), Sangoma Technologies Ltd. (Ireland), Sangoma Technologies Private Ltd. (India), Sangoma US Inc. (United States), Sangoma Technologies US Inc. (United States), Digium Inc. (United States), Digium Cloud Services LLC (United States), .E4 LLC (United States), NetFortris Corporation (United States), NetFortris Acquisition Co. Inc. (United States), NetFortris Operating Co. Inc. (United States), Fonality Inc. (United States), Fonality Pty Ltd. (Australia), NetFortris (Philippines) Inc. (Philippines), StarBlue Inc. (United States), Star2Star Communications LLC (United States),VoIP Supply LLC (United States), VoIP Innovations LLC (United States), Vocaly LLC (United States), Trybe Labs LLC (United States). and Sangoma Columbia SAS (Columbia).

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

(iiii) Financial instruments

Non-Derivative Financial Assets

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

•Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash and cash equivalents, trade receivables, contract assets and other current assets.

•Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss.

All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

•Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.

•Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

Classification and subsequent measurement

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.
The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants.

For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Non-Derivative Financial Liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Derivative Financial Liabilities

The Company holds interest rate swaps to hedge its interest rate risk exposures on the variable-interest credit arrangement. At the inception of the hedging relationship, there is formal designation and documentation prepared by the Company of the hedging relationship between the hedging instruments and hedged items and the risk management objective and strategy for undertaking the hedge including how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements. The Company assesses at the inception of the hedging relationship, and on ongoing basis, whether the hedging relationship meets the hedge effectiveness requirements.

Recognition and initial measurement

The Company recognizes interest rate swaps at fair value initially; attributable transaction costs are recognized in comprehensive loss as incurred.

Classification and subsequent measurement

Subsequent to initial recognition, interest rate swaps are measured at fair value and the effective portion of changes in fair value of the derivative that is designated and meets the definition of the hedge is recognized in accumulated other comprehensive loss. The amount recognized in other comprehensive loss is removed and included in earnings in the same period as the hedged cash flows affect earnings under the same line item in the consolidated statements of comprehensive loss as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in earnings.

(iv) Inventories

Parts and finished goods are stated at the lower of cost and net realizable value. Inventory cost includes all expenses directly attributable to the manufacturing process, which include the cost of materials. Costs of ordinary interchangeable items are assigned using weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses.

(v) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated on a straight-line basis for all classes of property and equipment over their useful life as outlined below:

Leasehold improvements, tradeshow equipment, software and books	5 years
Office furniture and computer equipment	3 - 5 years
Stockroom and production equipment	3 - 7 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of loss and comprehensive loss.

(vi) Leases

At commencement of the contract, the Company evaluates if the contract is a lease based on whether the contract conveys the right to control the use of a specific asset for a period of time in exchange for a consideration. To determine whether the contract results in right of control, the Company assesses whether it has both the right to direct the identified asset’s use and to obtain substantially all the economic benefits from that use.

Once the Company has determined that the contract conveys the right to control the use of the asset, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.

The asset is initially measured at cost which comprises of the lease liability, lease payments made at or before the commencement date less any lease incentives. Subsequently the asset is measured at net carrying value, which is cost less accumulated depreciation and impairment losses, adjusted for any remeasurement of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option.

The lease liability is initially measured at the present value of the future lease payments discounted using the Company’s incremental borrowing rate as the discount rate. Subsequently, the lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

The Company applies recognition exemptions for short-term leases (leases with term less than 12 months) and low-dollar value leases.

The Company leases properties which make up the entire right-of-use asset and lease liability balances.

(vii) Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Purchased technology	6 - 10 years
Customer relationships	3 - 10 years
Brand	6 - 10 years
Other purchased intangibles	3 - 10 years

Amortization expense is included in the consolidated statements of loss and comprehensive loss in general and administration expense.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below in Note 2(xviii).

(viii) Revenue recognision

The Company derives its revenues primarily from services and subscriptions, sale of products, and professional services. Revenues are recognized when control of these services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for products and services.

The Company determines revenue recognition through the following steps:

•Identification of the contract, or contracts, with a customer;
•Identification of the performance obligations in the contract;
•Determination of the transaction price;
•Allocation of the transaction price to the performance obligations in the contract
•Recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenues as follows:

Product revenue
Product revenue primarily includes revenue generated from sale of pre-configured phones, connectivity hardware and professional implementation services.
Revenue is recognized upon transfer of control to the customer which is generally upon shipment from the Company’s warehouse.

Services revenue
Services revenue is generated from fees that provide customers access to one or more of the Company’s software applications and related services and the rental for the hardware required to deliver these services. These arrangements have contractual terms typically ranging from one month to seven years and include recurring fixed fee subscription fees, variable usage-based fees for usage in excess of plan limits, one-time fees, recurring license and other fees, derived from sales through our direct and indirect sales channels, including resellers and distributors.
Arrangements with customers do not provide the customer with the right to take possession of the Company’s software at any time. Instead, customers are granted continuous access to the services over the contractual period. The Company transfers control evenly over the contractual period by providing stand-ready service. Accordingly, the fixed consideration related to subscription is recognized over time on a straight-line basis over the contract term beginning on the date the Company’s service is made available to the customer. The Company may offer from time to time its customers, services for no consideration during the initial months. Such discounts are recognized ratably over the term of the contract.
Fees for additional minutes of usage in excess of plan limits are deemed to be variable consideration that meet the allocation exception for variable consideration as they are specific to the month that the usage occurs.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
The Company’s subscription contracts typically allow the customers to terminate their services within the first 30 days and receive a refund for any amounts paid for the remaining contract period. After the end of the termination period, the contract is non-cancellable and the customer is obligated to pay for the remaining term of the contract. Accordingly, the Company considers the non-cancellable term of the contract to begin after the expiration of the 30 day termination period.
The Company records reductions to revenue for estimated sales returns and customer credits at the time the related revenue is recognized. Sales returns and customer credits are estimated based on the Company’s historical experience, current trends and the Company’s expectations regarding future experience. The Company monitors the accuracy of its sales reserve estimates by reviewing actual returns and credits and adjusts them for its future expectations to determine the adequacy of its current and future reserve needs. If actual future returns and credits differ from past experience, additional reserves may be required.

Principal vs. Agent
A portion of the Company’s revenues are generated through sales by resellers who offer add-ons which may not be controlled to the Company prior to transfer to the customer. The Company does not recognize any revenue for these add-ons.
However, when the Company controls the performance of these contractual obligations prior to the delivery to the customer, it records these revenues at the gross amount paid by the customer with amounts retained by the resellers recognized as sales and marketing expenses. The Company assesses control of goods or services when it is primarily responsible for fulfilling the promise to provide the good or service, has inventory risk and has discretion in establishing the price.

(ix) Cost of sales

Cost of product sales includes the cost of finished goods inventory and costs related to shipping and handling. Cost of service sales include cost of delivery of service, third party carrier charges, data center and software licenses.

(x) Foreign currency

The Company and all of its significant wholly-owned operating subsidiaries are measured in US dollar as the functional currency. Transactions in currencies other than USD are initially recorded in the US dollar by applying the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in other than US dollar are revaluated at the foreign exchange rate at the reporting date. Foreign exchange differences arising on translation are recognized in the consolidated statement of loss and comprehensive loss.

(xi) Interest income

Interest income from financial assets is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on the basis of time that has passed, by reference to the principal outstanding and at the effective interest rate applicable.

(xii) Share-based payments

Under the Legacy Plan (as defined in note 17(ii)), the Company grants stock options to its employees. Stock options vest over and expire after various periods of time. The general vesting policy is 25% of the options vest on the first anniversary of the grant and the remainder vest in equal amounts every 3 months thereafter until the fourth anniversary of the commencement date. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Share-based compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

On December 13, 2022, the Company adopted the Omnibus Equity Incentive Plan (the “Plan”), which replaces the Legacy Plan. No further grants will be made under the Legacy Plan.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
Under the Omnibus Plan, the Company may grant participants Options, Performance Share Units (PSUs), Restricted Share Units (RSUs) and Deferred Share Units (DSUs). The PSUs, RSUs and DSUs are redeemable either for one common share or for an amount in cash equal to the fair market value of one common share (at the option of the Company and as set out in the participant’s equity award agreement). All PSUs, RSUs and DSUs are accounted for as equity-settled awards.

DSUs generally vest immediately and become redeemable once a director no longer serves on the board of the
Company. RSUs vest over a three-year period after the date of grant. The expense is measured based on the fair value of the awards at the grant date.

PSUs vest in full at the end of a three-year period and the final amount is based 50% on market-based performance targets being met and 50% on non-market-based performance targets, with the conversion ratio for vested PSUs being from 0% to 150%. The expense related to the PSUs is measured (i) based on the fair value of the awards at the grant date using the Monte Carlo simulation, with respect to the 50% based on the market-based performance targets, and (ii) based on the fair value of the awards at the grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

(xiii) Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable loss against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized.

The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

(xiv) Research and development expenditures

The Company qualifies for certain investment tax credits related to its research and development activities in Canada. Research costs are expensed as incurred and are reduced by related investment tax credits, which are recognized when it is probable that they will be realized.

Costs that are directly attributable to the development phase of identified new products are recognized as intangible assets and amortized over a useful life of three years provided they meet the following recognition requirements:

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

•Completion of the intangible asset is technically feasible so that it will be available for use or sale.
•The Company intends to complete the intangible asset and use or sell it and also has the ability to use or sell it.
•The intangible asset will generate probable future economic benefits. Among other things, this requires that there is a market for the output from the intangible asset or for the intangible asset itself, or, if it is to be used internally, the asset will be used in generating such benefits.
•There are adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
•The expenditure attributable to the intangible asset during its development can be measured reliably.

Development costs not meeting these criteria for capitalization are expensed as incurred.

Directly attributable costs include employee costs incurred on software development along with an appropriate portion of relevant overheads and borrowing costs (if any). Internally generated software development costs recognized as intangible assets are subject to the same subsequent measurement method as externally acquired software licenses. These assets are subject to impairment testing as described below in Note 2(xviii).

Any gain or loss arising on the disposal of an intangible asset is determined as the difference between the proceeds and the carrying amount of the asset and is recognized in profit or loss within “other income” or “other expenses”.

(xv) Foreign currency hedging

The Company periodically enters into forward foreign currency exchange contracts to hedge the cash flow risk associated with forecasted transactions in foreign currencies and foreign-currency denominated balances. The Company does not enter into derivative contracts for speculative purposes. The contracts, which have not been designated as hedges for accounting purposes, are marked to market each period. The resulting gain or loss is recorded as foreign currency exchange (gain) loss on the consolidated statements of loss and comprehensive loss. The Company does not hold any forward foreign currency exchange contracts as at June 30, 2023, and June 30, 2022.

(xvi) Investment tax credits

Investment tax credits (“ITCs”) are recognized where there is reasonable assurance that the ITCs will be received, and all attached conditions will be complied with. When the ITCs relates to an expense item, it is netted against the related expense. Where the ITCs relates to an asset, it reduces the carrying amount of the asset. The ITCs are then recognized as income over the useful life of a depreciable asset by way of a reduced depreciation charge. The Company is actively engaged in scientific research and development (“R&D”) and, accordingly, has previously filed for ITC refunds under both the Canadian federal and Ontario provincial Scientific Research and Experimental Development (“SR&ED”) tax incentive programs. The ITCs recorded in the accounts are based on management’s interpretation of the Income Tax Act of Canada, provisions which govern the eligibility of R&D costs. The claims are subject to review by the Canada Revenue Agency and the Minister of Revenue for Ontario before the refunds can be released.

(xvii) Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(xviii) Impairment testing of goodwill and long-lived assets

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has one cash generating unit and intangible assets not yet available for use are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors have been determined for the cash-generating unit and reflect its risk profile as assessed by management.

Impairment losses for the cash-generating unit reduce first the carrying amount of any goodwill allocated to that cash-generating unit, with any remaining impairment loss charged pro rata to the other assets in the cash-generating unit. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

(xix) Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(xx) Earnings per Share

Basic earnings per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share is computed similarly to basic earnings per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

Share consolidation (reverse stock split)

On November 2, 2021, the Company implemented a consolidation of its outstanding Common Shares (the “reverse stock split”) on the basis of one new Common Share for every seven currently outstanding Common Shares (the “Consolidation Ratio”). At the special meeting of the Company’s shareholders held on September 23, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio of up to 20 pre-consolidation common shares for one post-consolidation common share. The Board of Directors selected a share consolidation ratio of seven pre-consolidation common shares for one post-consolidation common share. The Company’s common shares began trading on the TSX on a post-consolidation basis under the Company’s

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
existing trade symbol "STC" on November 8, 2021. In accordance with IFRS, the change has been applied retrospectively.

The reverse stock split did not cause an adjustment to the par value or the authorized shares of the common stock. As a result of the reverse stock split, the Company further adjusted the share amounts and exercise prices under its option plans and outstanding options.

IAS 33 Earnings per Share (paragraph 64) requires retrospective adjustment of earnings per share for a reverse stock split that occurs subsequent to the balance sheet date but before the date of authorization of the consolidated financial statements. As a result, all disclosures of common shares, per common share data and data related to options in the accompanying consolidated financial statements and related notes reflect this reverse stock split for all years presented.

(xxi) Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value as of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

3.    Significant accounting judgements, estimates and uncertainties

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

In December 2019, there was a global outbreak of coronavirus, identified as “COVID-19”, which has had a significant impact on businesses worldwide, and there continues to be uncertainty regarding the full impact, duration and pace of recovery from the COVID-19 pandemic on the Company’s operations and markets, due to the evolving nature of the virus and the global economic slowdown. Despite these uncertainties, the Company believes it is well equipped to handle the uncertainty and has taken several proactive steps in an attempt to better manage the challenges of the COVID-19 pandemic including potential future impact on the Company’s assets, cash flows and liquidity, operations and financial reporting.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of long-lived assets, business combinations, income taxes, estimated useful life of long-lived assets, internally generated development costs, the fair value of share-based payments, provision for expected credit losses, inventory obsolescence, investment tax credits receivable, warranty provision, sales returns and allowances provision, and stock rotation provision. These estimates and judgments are further discussed below:

(i)Goodwill impairment testing and recoverability of long-lived assets

Goodwill and long-lived assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value to its recoverable amount. The recoverable amounts of the cash-generating unit was estimated based on an assessment of value in use using a discounted cash flow approach and fair value less costs to sell. The approach uses cash flow projections based upon a financial forecast approved by management, covering a four-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate for value in use impairment analysis. Cash flows for the terminal period for fair value less costs to sell impairment analysis is determined using an exit multiple. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(ii)Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date.

(iii)Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly period-to-period for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(iv)    Estimated useful lives of long-lived assets

Management reviews useful lives of depreciable assets at each reporting date. Management assessed that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to software and information technology equipment.

(v)Internally generated development costs

Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria listed in Note 2((xiv)). Otherwise, research and development costs are expensed as incurred.

(vi)Fair value of share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model and Monte Carlo simulation which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of the options. The Company has a significant number of options outstanding and expects to continue to make grants.

(vii)Provision for expected credit losses (“ECLs”)

The Company is exposed to credit risk associated with its trade receivables. This risk is reduced by having customers’ trade receivables insured by Export Development Canada (“EDC”) wherever possible. Management reviews the trade receivables at each reporting date in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

(viii)Inventory obsolescence

Inventory consists of parts and finished goods recorded at the lower of cost and net realizable value. Inventory represents a significant portion of the asset base of the Company and its value is reviewed at each reporting period. Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage or slow movement. Actual net realizable value can vary from the estimated provision.

(ix)Investment tax credits receivable

Investment tax credits are recorded based on management’s estimate that all conditions attached to its receipt have been met. The Company has significant investment tax credits receivable and expects to continue to apply for future tax credits as their research and development activities remain applicable. Therefore, the estimates related to the recoverability of these investment tax credits are important to the Company’s financial position.

(x)Warranty provision

The warranty provision represents management’s best estimate of costs of product and service warranties at the time the product is installed or delivered. Therefore, the estimates and assumptions related to costs of repairs and/or replacement costs to correct product failures impact the Company’s financial position.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(xi)Sales returns and allowances provision

The sales returns and allowances provision represent management’s best estimate of the value of the products sold in the current financial year that may be returned in a future year.

(xii)Stock rotation provision

The stock rotation provision represents management’s best estimate of the value of the products sold in the current financial year that may be rotated in a future year.

(xiii)Fair value of interest rate swaps

The estimated fair values of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty. The Company determines the fair value of interest rate swaps based on the present value of projected future cash flows using the implied zero-coupon forward swap yield curve. The change in the difference between the discounted cash flow streams for the hedged item and the hedging item is deemed to be hedge ineffectiveness and is recorded in the consolidated statements of loss and comprehensive loss. The fair value of the interest rate swap is based on forward yield curves, which are observable inputs provided by banks and available in other public data sources and are classified within Level 2.

(xiv)Contract costs

Contract costs include customer acquisition costs, which consist primarily of sales commissions paid to sales personnel. These costs are deferred as a contract cost asset as they are considered to be incremental costs incurred to obtain a customer contract and amortized on a straight-line basis over a period consistent with the pattern of transfer of the products and services to which the asset relate, including specifically identifiable expected renewals. The Company has determined this to be an average of 4.2 years. The Company uses judgement to determine the period of benefit by taking into consideration its customer contracts and customer life, life of its revenue generating platform technology and other factors.

4.    Financial instruments

The fair values of the cash and cash equivalents, trade and other receivables, contract assets, other current assets, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair values of operating facility and loans approximate their carrying values due to variable interest loans or fixed rate loan, which represent market rate. Derivative assets and liabilities and consideration payable are recorded at fair value.

Cash and cash equivalents are comprised of:

	June 30	June 30
	2023	2022
	$	$
Cash at bank and on hand	11,156	12,702

Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at June 30, 2023 and June 30, 2022 the Company had no cash equivalents.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

		June 30	June 30
	Note	2023	2022
		$	$
Interest income		(41)	(12)
Interest expense	15	5,897	2,635
Accretion expense	8, 14	911	1,240
Interest expense (net)		6,767	3,863

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Where possible, the Company uses an insurance policy with Export Development Canada (“EDC”) for its trade receivables to manage this risk and minimize any exposure.

		June 30	June 30
	Note	2023	2022
		$	$
Trade receivables		16,060	16,045
Receivable related to working capital adjustment	20	5,845	7,898
Trade and other receivables		21,905	23,943

During the year ended June 30, 2023, the parties finalized the working capital provision in respect of the acquisition of NetFortris and the company received $2,053 from the escrow account, consisting of $351 in cash and $1,702 in the form of 142,124 common shares. The remaining balance of $5,845 as at June 30, 2023 relates to certain indemnification assets recorded in respect of liabilities assumed on the acquisition of Netfortris (June 30, 2022 - $7,898).

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows with some of the over 90-day receivable not being covered by EDC:

	June 30	June 30
	2023	2022
	$	$
Trade receivables aging:
0-30 days	11,759	12,809
31-90 days	3,313	2,541
Greater than 90 days	2,554	2,976
	17,626	18,326
Expected credit loss provision	(1,566)	(2,281)
	16,060	16,045

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
The movement in the provision for expected credit losses can be reconciled as follows:

	June 30	June 30
	2023	2022
	$	$
Expected credit loss provision:
Expected credit loss provision, beginning balance	(2,281)	(1,096)
Net change in expected credit loss provision during the year	715	(1,185)
Expected credit loss provision, ending balance	(1,566)	(2,281)

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of trade receivables.

			June 30, 2023
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		0.64%	8.33%	47.57%
Trade receivables	$17,626	$11,759	$3,313	$2,554
Expected credit loss provision	$1,566	$75	$276	$1,215

			June 30, 2022
			Over 30
		Up to 30 days	days past	Over 90 days
	Total	past due	due	past due
Default rates		2.02%	7.79%	61.29%
Trade receivables	$18,326	$12,809	$2,541	$2,976
Expected credit loss provision	$2,281	$259	$198	$1,824

Substantially all of the Company’s cash and cash equivalents are held with major Canadian and US financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The following are the undiscounted contractual maturities of significant financial liabilities of the Company as at June 30, 2023:

	within 12 months	12-24 months	24-36 months	>36 months	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	24,077	—	—	—	24,077
Sales tax payable	5,594	—	—	—	5,594
Consideration payable	1,894	—	—	—	1,894
Operating facility and loans	17,700	19,875	22,050	41,200	100,825
Lease obligations on right of use assets	3,097	3,084	2,308	7,353	15,841
Other non-current liabilities	—	—	—	766	766
	52,362	22,959	24,358	49,319	148,997

Foreign currency risk

A portion of the Company’s transactions occur in a foreign currency (Canadian Dollars (CAD), Euros (EUR), and Great British Pounds (GBP), Hong Kong Dollars (HKD), Indian Rupees (INR), Philippine Peso (PHP), Australian Dollar (AUD), and Columbia Peso (COP) , therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its foreign denominated cash, trade receivables, contract assets, accounts payable and accrued liabilities, and operating facility and loans. As at June 30, 2023, a 10% depreciation or appreciation of the CAD, EUR, GBP, HKD, INR, PHP, AUD and COP currencies against the U.S. dollar would have resulted in an approximate $76 (June 30, 2022 - $59) increase or decrease, respectively, in total comprehensive loss.

Interest rate risk

The Company’s exposure to interest rate fluctuations is with its credit facility (Note 15) which bears interest at a floating rate. As at June 30, 2023, a change in the interest rate of 1% per annum would have an impact of approximately $779 (June 30, 2022 - $522) per annum in finance costs. The Company also entered an interest rate swap arrangement for its loan facility (Note 15) to manage the exposure to changes in SOFR-rate based interest rate. The fair value of the interest rate swaps was estimated based on the present value of projected future cash flows using the SOFR forward rate curve. The model used to value the interest rate swaps included inputs of readily observable market data, a level 2 input. As described in detail in Note 15, the fair value of the interest rate swaps was a current asset of $1,218 and non-current asset of $768 on June 30, 2023 (June 30, 2022 - current asset of $648 and non-current asset of $700).

5.    Capital management

The Company’s objectives in managing capital are to safeguard the Company’s assets, to ensure sufficient liquidity to sustain the future development of the business via advancement of its significant research and development efforts, to conservatively manage financial risk and to maximize investor, creditor, and market confidence. The Company considers its capital structure to include its shareholders’ equity and operating facilities and loans. Working capital is optimized via stringent cash flow policies surrounding disbursement, foreign currency exchange and investment decision-making. There have been no changes in the Company’s approach to capital management during the year and apart from the financial covenants as discussed in Note 15, the Company is not subject to any other capital requirements imposed by external parties.

6.    Inventories

Inventories recognized in the consolidated statements of financial position are comprised of:

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	June 30	June 30
	2023	2022
	$	$
Finished goods	13,860	13,190
Parts	5,234	5,155
	19,094	18,345
Provision for obsolescence	(1,124)	(919)
Net inventory carrying value	17,970	17,426

During the year ended June 30, 2023, inventories in the amount of $40,473 (June 30, 2022 - $42,585) were included in cost of sales.

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
7.    Property and equipment

		Office furniture		Stockroom
		and computer	Software and	and production	Tradeshow	Leasehold
	Note	equipment	books	equipment	equipment	improvements	Total
Cost		$	$	$	$	$	$
Balance at July 1, 2021		3,329	417	6,255	47	348	10,396
Additions through business combinations	20	540	2	3,619	—	11	4,172
Additions		893	41	808	—	126	1,868
Disposals		(25)	(2)	(231)	—	(10)	(268)
Balance at June 30, 2022		4,737	458	10,451	47	475	16,168
Additions		846	—	3,170	—	—	4,016
Disposals		(217)	—	(754)	—	(25)	(996)
Balance at June 30, 2023		5,366	458	12,867	47	450	19,188

Accumulated depreciation
Balance at July 1, 2021		1,371	314	872	41	146	2,744
Depreciation expense		1,081	99	1,889	6	78	3,153
Disposals		—	—	(2)	—	(1)	(3)
Balance at June 30, 2022		2,452	413	2,759	47	223	5,894
Depreciation expense		976	21	3,670	—	62	4,729
Disposals		(64)	—	(523)	—	—	(587)
Balance at June 30, 2023		3,364	434	5,906	47	285	10,036

Net book value as at:
Balance at June 30, 2022		2,285	45	7,692	—	252	10,274
Balance at June 30, 2023		2,002	24	6,961	—	165	9,152

For the year ended June 30, 2023, depreciation expense of $994 (June 30, 2022 - $1,289) was recorded in general and administration expense in the consolidated statements of loss and comprehensive loss. Depreciation expense in the amount of $3,735 was included in cost of sales for the year ended June 30, 2023 (June 30, 2022 - $1,864).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
8.    Leases: Right-of-use assets and lease obligations

The Company’s lease obligations and right-of-use assets are presented below:

	Note	Right-of-use assets
		$
Present value of leases
Balance as at July 1, 2021		17,955
Additions		5,536
Addition through business combination	20	3,277
Terminations		(1,536)
Adjustments due to lease modification		(2,002)
Balance at June 30, 2022		23,230
Additions		41
Terminations		(1,089)
Balance at June 30, 2023		22,182
Accumulated depreciation and repayments
Balance as at July 1, 2021		4,425
Depreciation expense		3,308
Terminations		(1,477)
Balance at June 30, 2022		6,256
Depreciation expense		3,778
Terminations		(1,004)
Balance at June 30, 2023		9,030
Net book value as at:
June 30, 2022		16,974
June 30, 2023		13,152

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	Note	Lease Obligations
		$
Present value of leases
Balance as at July 1, 2021		14,243
Additions		5,535
Addition through business combination	20	3,277
Adjustments due to lease modification		(2,107)
Repayments		(3,407)
Accretion expense		442
Terminations		6
Balance at June 30, 2022		17,989
Additions		41
Adjustments due to lease modification		(36)
Repayments		(4,072)
Accretion expense		476
Terminations		(54)
Effects of movements on exchange rates		(13)
Balance at June 30, 2023		14,331
Lease Obligations - Current		2,719
Lease Obligations - Non-current		11,612
		14,331

(1)Includes the impact of recognition exemptions including those for short-term and low-dollar value leases; includes the impact of judgment applied with regard to renewal options in the lease terms in which the Company is a lessee.

(2)Right-of-use assets opening balance includes the impact of estimated restoration costs.

(3)Addition through business combination represents the right-of-use asset and leased obligation of the leased office buildings of NetFortris Corporation which was acquired on March 28, 2022.

Amounts recognized in consolidated statements of loss and comprehensive loss	June 30	June 30
	2023	2022
	$	$
Depreciation charge on right-of-use assets	3,778	3,308
Interest expense on lease obligations	476	442
Income from sub-leasing right-of-use assets	(90)	(80)
Expenses relating to leases of low-value assets	99	181

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
9.    Intangible assets

					Other
		Purchased	Customer		purchased
	Note	technology	relationships	Brand	intangibles	Total
		$	$	$	$	$
Cost
Balance at July 1, 2021		95,323	112,256	6,787	2,748	217,114
Business combinations	20	14,800	14,200	—	—	29,000
Balance at June 30, 2022		110,123	126,456	6,787	2,748	246,114
Balance at June 30, 2023		110,123	126,456	6,787	2,748	246,114
Accumulated amortization
Balance at July 1, 2021		7,809	11,336	2,135	1,856	23,136
Amortization expense		16,097	14,128	685	699	31,609
Balance at June 30, 2022		23,906	25,464	2,820	2,555	54,745
Amortization expense		17,670	15,357	766	139	33,932
Balance at June 30, 2023		41,576	40,821	3,586	2,694	88,677
Net book value as at:
Balance at June 30, 2022		86,217	100,992	3,967	193	191,369
Balance at June 30, 2023		68,547	85,635	3,201	54	157,437

Amortization expense is included in general and administration expense in the consolidated statements of loss and comprehensive loss). For the year ended June 30, 2023, amortization expense was $33,932 (June 30, 2022 - $31,609).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
10.    Development costs

Cost	$
Balance at July 1, 2021	3,360
Additions	3,237
Investment tax credits	(628)
Balance at June 30, 2022	5,969
Additions	7,250
Cost fully amortized	(380)
Investment tax credits	(788)
Balance at June 30, 2023	12,051

Accumulated amortization
Balance at July 1, 2021	(1,827)
Amortization	(1,281)
Balance at June 30, 2022	(3,108)
Amortization	(2,705)
Cost fully amortized	331
Balance at June 30, 2023	(5,482)

	June 30, 2023	June 30, 2022
	$	$
Net capitalized development costs	6,569	2,861

Each period, additions to development costs are recognized net of investment tax credits accrued. In addition to the above amortization, the Company has recognized $34,765 of engineering expenditures as an expense during the year ended June 30, 2023 (June 30, 2022 - $32,877).

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
11.    Income tax

(a.) Amounts recognized in profit or loss:

	June 30	June 30
	2023	2022
	$	$
Current tax expense
Current year	1,510	2,786
Changes in prior years position	(1,682)	1,194
	(172)	3,980
Deferred tax expense
Origination and reversal of temporary differences	(2,236)	763
Reduction/increase in tax rate	(588)	1,652
Changes in prior years position	174	—
Recognition of previously unrecognized tax losses	(110)	(5)
	(2,760)	2,410

(b.) Amounts recognized in OCI:

	June 30, 2023			June 30, 2022
	Before tax	Tax (expense) benefit	Net of tax	Before tax	Tax (expense) benefit	Net of tax
	$	$	$	$	$	$
Change in fair value of interest rate swaps, net of tax	638	(142)	496	1,589	(417)	1,172
	638	(142)	496	1,589	(417)	1,172

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(c.) Reconciliation of effective tax rate:

	June 30, 2023	June 30, 2022
	$	$
Loss before tax from continuing operations	(31,958)	(104,390)
Tax using the Company's domestic tax rate	(8,186)	(27,297)
Effect of tax rates in foreign jurisdictions	90	(75)
Tax rate changes and other adjustments	(588)	1,652
Tax effect of:
Share based compensation	642	2,596
Other non-deductible expenses	(92)	(42)
Scientific Research and Experimental Development	90	87
Business acquisition cost	—	470
Section 481(a) adjustment	—	136
Gain on contingent consideration	(753)	(591)
Stock options deduction revaluation adjustment	1,749	4,239
Goodwill impairment	5,623	23,756
Earn-out amortization	110	209
Current year losses for which no deferred tax asset is recognized	—	62
Recognition of previously unrecognized tax losses	(110)	(5)
Change in prior years position	(1,507)	1,193
	(2,932)	6,390

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(d.) Movements in deferred tax balances:

	Balance at July 1, 2022				Balance at June 30, 2023
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other	Net	DTA	DTL
	$	$	$	$	$	$	$
Non-deductible reserves	5,444	(403)	—	—	5,041	5,041	—
SR&ED investment tax credits, net of 12(1)(x)	2,001	—	—	192	2,193	2,193	—
Property, plant and equipment	(2,432)	472	—	—	(1,960)	42	(2,002)
Intangible assets including goodwill	(41,927)	8,727	—	—	(33,200)	—	(33,200)
Deferred development costs	(886)	206	—	—	(680)	—	(680)
Non-capital/Net operating losses carried forward	15,620	(2,020)	—	—	13,600	13,600	—
Right of use assets net of obligations & other	269	32	—	—	301	301	—
Share issuance cost	834	(313)	—	—	521	521	—
Equity Incentive Plan	—	152	—	—	152	152	—
Stock options	4,096	(4,096)	—	—	—	—	—
163J interest	3,593	3	—	—	3,596	3,596	—
Interest Swap	(507)	—	(142)	—	(649)	—	(649)
Tax assets (liabilities) before set-off	(13,895)	2,760	(142)	192	(11,085)	25,446	(36,531)
Set-off of tax						22,236	(22,236)
Net tax assets (liabilities)						3,210	(14,295)

Sangoma Technologies Corporation
Notes to the consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	Balance at July 1, 2021					Balance at June 30, 2022
	DTA/(DTL)	Recognized in profit or loss	Recognized in OCI	Other - Business combination	Other	Net	DTA	DTL
	$	$	$	$	$	$	$	$
Non-deductible reserves	5,028	(380)	—	796	—	5,444	5,444	—
SR&ED investment tax credits, net of 12(1)(x)	1,457	(157)	—	—	701	2,001	2,001	—
Property, plant and equipment	(1,704)	324	—	(1,041)	(11)	(2,432)	—	(2,432)
Intangible assets including goodwill	(41,628)	4,622	—	(4,921)	—	(41,927)	—	(41,927)
Deferred development costs	(608)	(227)	—	—	(51)	(886)	—	(886)
Non-capital/Net losses carried forward	5,159	(1,853)	—	12,314	—	15,620	15,620	—
Right of use assets net of obligations & other	182	87	—	—	—	269	269	—
Share issuance cost	1,146	(312)	—	—	—	834	834	—
Stock options	8,260	(4,164)	—	—	—	4,096	4,096	—
163J interest	—	(350)	—	3,943		3,593	3,593	—
Interest Swap	—	—	(417)	—	(90)	(507)	—	(507)
Tax assets (liabilities) before set-off	(22,708)	(2,410)	(417)	11,091	549	(13,895)	31,857	(45,752)
Set-off of tax							29,095	(29,095)
Net tax assets (liabilities)							2,762	(16,657)

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(e.) Unrecognized deferred tax asset:

	June 30, 2023		June 30, 2022
	Gross amount	Tax effect	Gross amount	Tax effect
	$	$	$	$
Capital losses carried forward Canada	48	12	41	11
Capital losses carried forward USA	12,885	3,251	12,884	3,378
Non-capital losses - STC Canada	48	12	—	—
Net operating loss - Ireland	—	—	396	50
Net operating loss - Australia	—	—	206	62

Capital losses carried forward do not expire while the non-capital loss will expire in 2042.

12.    Goodwill

The carrying amount and movements of goodwill was as follows:

	Note
		$
Balance at July 1, 2021		267,398
Addition through business combinations	20	34,296
Goodwill Impairment		(91,685)
Balance at June 30, 2022		210,009
Goodwill Impairment		(22,507)
Balance at June 30, 2023		187,502

There is no addition to goodwill for the year ended June 30, 2023.

The Company performed an annual impairment test for its single CGU as at June 30, 2023. The recoverable amount of the Company’s only CGU (“Sangoma”) was determined based on a fair value less costs to sell valuation model which used cash flow projections based on financial forecasts from management covering a four-year period and an after-tax discount rate of 20.0% (pre-tax – 24.4%) per annum. The terminal value beyond the four-year period was determined using an enterprise value to revenue exit multiple based on peer group valuations. The cash flow projections used in estimating the recoverable amount were generally consistent with results achieved historically adjusted for anticipated growth. The Company concluded that the carrying value of its Sangoma CGU was higher than the recoverable amount and a non-cash goodwill impairment charge totaling $22,507 was recognized in the year ended June 30, 2023 (year ended June 30, 2022 - $91,685). As at June 30, 2023, the carrying value of the Sangoma CGU was $288,551 (year ended June 30, 2022 - $508,710) and the recoverable amount was $266,044 (year ended June 30, 2022 - $417,028) giving rise to an impairment of $22,507 (year ended June 30, 2022 - $91,685) .

The Company performed sensitivities of key assumptions used in the impairment test at June 30, 2023 and determined that if all other assumptions were held constant:

•A 0.5% increase or decrease in the after-tax discount rate would change the estimated fair value by $5,000.

•A 10% increase or decrease in the enterprise value to the revenue exit multiple used in determining the terminal value would change the estimated fair value by $20,000.

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
13.    Provisions

		Sales returns	Stock
	Warranty	& allowances	rotation
	provision	provision	provision	Total
	$	$	$	$

Balance at July 1, 2021	241	175	26	442
Additional provision recognized	(168)	(48)	(26)	(242)
Balance at June 30, 2022	73	127	—	200
Additional provision recognized (reversed)	11	(68)	94	37
Balance at June 30, 2023	84	59	94	237

The provision for warranty obligations represents the Company’s best estimate of repair and/or replacement costs to correct product failures. The sales returns and allowances provision represent the Company’s best estimate of the value of the products sold in the current financial period that may be returned in a future period. The stock rotation provision represents the Company’s best estimate of the value of the products sold in the current financial period that may be exchanged for alternative products in a future period. The Company accrues for product warranties, stock rotation, and sales returns and allowances at the time the product is delivered.

14.    Consideration payable

(i) Star Blue Inc

During the year ended June 30, 2023, the Company made payments of $2,834 (June 30, 2022 - $1,421), recognized accretion expense of $177 (June 30, 2022 - $684), and recognized a gain on change in fair value of $1,466 (June 30, 2022 - gain of $2,349).

The fair value of consideration payable as of June 30, 2023 in the amount of $1,894 (June 30, 2022 - $6,017) was determined using an effective tax rate of 26.22% (June 30, 2022 – 26.22%) and a discount rate of 4.9% (June 30, 2022 – 4.9%). The fair value of the consideration payable is dependent upon the Company’s share price, foreign exchange rates and Company’s ability to utilize the underlying tax losses as they become available in each reporting period.

(ii) Netfortris Corporation

As described in Note 20, additional consideration of up to $11,500 could be payable as part of the acquisition of NetFortris Corporation. During the year ended June 30, 2023, the Company made full and final payments of $5,500 (June 30, 2022 - $nil), recognized accretion expense of $258 (June 30, 2022 - $114), and recognized a gain on change in fair value of $1,509 (June 30, 2022 - loss of $95). The fair value of consideration payable as of June 30, 2023 in the amount of $nil (June 30, 2022 - $6,751).

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
The fair value of consideration payable as at June 30, 2023 is summarized below:

	Note	$
Opening balance, July 1, 2021		9,102
Additions through business combination	20	6,543
Payments		(1,421)
Accretion value of earn out		798
Gain on change in fair value		(2,254)
Ending balance, June 30, 2022		12,768
Payments		(8,334)
Accretion value of earn out	4	435
Gain on change in fair value		(2,975)
Ending balance, June 30, 2023		1,894

Consideration payable - Current		1,894
Consideration payable - Non-current		—
		1,894

15.    Operating facility and loan and derivative assets and liabilities

(a)    Operating facility and loan

(i)On October 18, 2019, the Company entered into a new loan facility with two banks and drew down $34,800 which is repayable in quarterly installment of $1,450 over 5 years on a straight line basis. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering a 5-year interest rate credit swap with the two banks for $8,700 each. On March 28, 2022 the credit agreement was amended and the LIBOR rate was replaced with the Secured Overnight Financing Rate (SOFR) and as at March 31, 2023 all loans were converted to SOFR based loans. The repayment schedule for the loan has not been impacted by these changes. The balance outstanding against this term loan facility as of June 30, 2023 is $13,050 (June 30, 2022 - $18,850). As at June 30, 2023, term loan facility balance of $5,800 (June 30, 2022 - $5,800) is classified as current and $7,250 (June 30, 2022 - $13,050) as long-term in the consolidated statements of financial position.

(ii)On March 31, 2021, the Company amended its term loan facility with its lenders and drew down a second loan of $52,500 to fund part of the acquisition of StarBlue Inc. At the time of the draw down of the additional amounts, the following amendments were made to the agreement:

•The provision for additional funding related to VoIP Innovations under the original agreement was no longer necessary and has been cancelled.
•The swingline facility was converted from CAD $2,000 to USD $1,500
•The revolver facility was converted from CAD $8,000 to USD $6,000
•The debt to equity ratio calculation now allows the Company to offset up to $10,000 of unrestrained funds against the outstanding amount of the debt.

The incremental draw is repayable, on a straight-line basis, through quarterly payments of $2,188 and is due to mature on December 31, 2024. As at June 30, 2023, $8,750 (June 30, 2022 - $8,750) of the incremental facility is classified as current and $24,063 (June 30, 2022 - $32,812) is classified as long-term in the consolidated statements of financial position.

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
(iii)On March 28, 2022, the Company amended its term loan facility with its lenders and drew down a third loan of $45,000 to fund part of the acquisition of NetFortris Corporation. At the time of the draw down of the additional amounts, the following amendments were made to the agreement: As at March 31, 2023 all loans were converted to SOFR based loans. The incremental draw is repayable, on a straight-line basis, through quarterly payments of $1,875 and is due to mature on March 28, 2027. On June 28, 2022, the Company amended its term loan facility with its lenders, the amended repayment for the first twelve quarterly payments of $788 and $2,963 thereafter. As at June 30, 2023, $3,150 (June 30, 2022 - $3,150) of the incremental facility is classified as current and $37,912 (June 30, 2022 - $41,063) is classified as long-term in the condensed consolidated statements of financial position.

(iv)On April 6, 2023 the Company further amended the term loan facility to reflect certain administrative amendments and to increase the amount of the revolving credit facility from $6,000 to $20,000 and the amount of the swingline credit facility from $1,500 to $5,000. As of June 30, 2023, the amount of $13,900 (June 30, 2022 - $nil) remains outstanding and is classified as long term in the consolidated statements of financial position.

For the year ended June 30, 2023, the Company incurred interest costs to service its borrowing facilities, comprising of the loans and operating facilities, in the amount of $5,897 (June 30, 2022 - $2,635). During the year ended June 30, 2023, the Company borrowed $nil (June 30, 2022 - $45,000) in term loans and repaid $17,700 ( June 30, 2022 - $15,338). During the year ended June 30, 2023, the Company borrowed $13,900 (June 30, 2022 - $nil) on its revolving credit facility as a part of the overall capital management.

Under its credit agreements with its lenders, the Company must satisfy certain financial covenants, principally in respect of total funded debt to earnings before interest, taxes and amortization (“EBITDA”), and debt service coverage ratio. As at June 30, 2023, and June 30, 2022 the Company was in compliance with all covenants related to its credit agreements.

(b)    Derivative assets and liabilities

The Company uses derivative financial instruments to hedge its exposure to interest rate risks. All derivative financial instruments are recognized as either assets or liabilities at fair value on the consolidated statements of financial position. Upon entering into a hedging arrangement with an intent to apply hedge accounting, the Company formally documents the hedge relationship and designates the instrument for financial reporting purposes as a fair value hedge, a cash flow hedge, or a net investment hedge. When the Company determines that a derivative financial instrument qualifies as a cash flow hedge and is effective, the changes in fair value of the instrument are recorded in accumulated other comprehensive loss, net of tax in the consolidated statements of financial position and will be reclassified to earnings when the hedged item affects earnings.

On January 21, 2020, the Company converted its US Base Rate loan to a one-month LIBOR loan plus the credit spread based on the syndicated loan agreement entered into on October 18, 2019. Separately, as required under the agreement, the Company locked in half of the original loan amount by entering into a 5-year interest rate credit swap with the two banks for $8,700 each to manage its exposure to changes in LIBOR-based interest rates. As of March 31, 2023 this was converted to a SOFR. The interest rate swap hedges the variable cash flows associated with the borrowings under the loan facility, effectively providing a fixed rate of interest for five years of the six-year loan term.

The interest rate swap arrangement with two banks became effective on January 31, 2020, with a maturity date of December 31, 2024. The notional amount of the swap agreement at inception was $17,400 and decreases in line with the term of the loan facility. Effective March 31, 2022, Sangoma US Inc. entered into a fixed rate swap transaction worth $43,750 over a five year period and terminating on February 28, 2027. As of June 30, 2023, the notional amount of the interest rate swap was $42,565 (June 30, 2022 – $51,397). The interest rate

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
swap has a weighted average fixed rate of 1.80% (June 30, 2022 – 1.80%) and have been designated as an effective cash flow hedge and therefore qualifies for hedge accounting.

As at June 30, 2023, the fair value of the interest rate swap assets were valued at current of $1,218 (June 31, 2022 - $648) and non-current $768 (June 30, 2022 – $700). The current and non-current derivative assets were recording in the consolidated statements of financial position.

For the year ended June 30, 2023, the change in fair value of the interest rate swaps, net of tax, was a gain of $496 (June 30, 2022 – gain of $1,172) was recorded in other comprehensive loss in the consolidated statements of loss and comprehensive loss. The fair value of interest rate swap is determined based on the market conditions and the terms of the interest rate swap agreement using the discounted cash flow methodology. Any differences between the hedged SOFR rate and the fixed rate are recorded as interest expense on the same period that the related interest is recorded for the loan facility based on the SOFR rate.

16.    Contract liabilities

Contract liabilities, which includes deferred revenues, represent the future performance obligations to customers in respect of services or customer activation fees for which consideration has been received upfront and is recognized over the expected term of the customer relationship.

Contract liabilities as at June 30, 2023, and June 30, 2022 are below:

	Note	$
Opening balance, July 1, 2021		15,754
Revenue deferred during the year		40,272
Deferred revenue recognized as revenue during the year		(42,625)
Additions through business combination	20	1,666
Ending balance, June 30, 2022		15,067
Revenue deferred during the year		23,839
Deferred revenue recognized as revenue during the year		(24,355)
Ending balance, June 30, 2023		14,551

Contract liabilities - Current		10,909
Contract liabilities - Non-current		3,642
		14,551

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
17.    Shareholders' equity

(i)Share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2023 and 2022, the Company’s issued and outstanding common shares consist of the following:

		June 30	June 30
	Note	2023	2022
		#	#
Shares issued and outstanding:
Outstanding, beginning of the year		21,439,632	19,021,642
Shares issued for business combinations	20	—	1,494,536
Shares issued as installment for shares to be issued		11,838,457	857,142
Shares purchased and cancelled		(108,622)	—
Shares returned from escrow and cancelled	4	(142,124)	—
Shares issued upon exercise of options		11,024	66,340
Rounding of fractional shares in 2021 after share consolidation		—	(28)
Outstanding, end of the year		33,038,367	21,439,632

On March 31, 2021, the Company acquired StarBlue Inc. and issued 3,018,685 common shares valued in the amount of $66,873 as part of the consideration, and 18,456 common shares valued in the amount of $330 as part of the acquisition costs. Under the terms of the agreement, a further 12,695,599 common shares valued in the amount of $192,102 were to be issued in installments commencing on April 1, 2022. As of June 30, 2023, 12,695,599 common shares have been issued to StarBlue sellers in accordance with the installment schedule defined in the amended share purchase agreement and the related amendment to accelerate the issuance of these shares. Following this issuance, the Company has no further obligation to issue any additional shares in connection with the StarBlue acquisition.

During the year ended June 30, 2023, a total of 11,024 (June 30, 2022 – 66,340) options were exercised for cash consideration of $44 (June 30, 2022 - $532), and the Company recorded a charge of $23 (June 30, 2022 – $267) from contributed surplus to share capital.

In the fourth quarter of fiscal 2022, the Company announced its intention to make an Normal Course Issuer Bid (“NCIB”) with respect to its Shares. Pursuant to the NCIB, Sangoma may, during the 12-month period commencing June 23, 2022 and ending no later than June 22, 2023, purchase up to 1,071,981 shares, representing 5% of the total number of 21,439,632 Shares outstanding, through the facilities of the TSX, the Nasdaq Global Select Market or alternative Canadian trading systems. Under the term of the NCIB, during the year ended June 30, 2023, the Company purchased a total of 103,122 common shares (June 30, 2022 - nil ) at an average price of $5.42 per share, for total consideration of $559. During the year ended June 30, 2023, the total of 103,122 of those common shares were settled and cancelled along with 5,500 common shares that were purchased in the fourth fiscal quarter of 2022 and cancelled in 2023, and the company recorded a total reduction of $605 (June 30, 2022 - nil) in share capital for the value of share repurchased.

(ii)    Share based payments

On December 13, 2022, the Corporation’s shareholders approved the Omnibus Equity Incentive Plan (the “Plan”), which replaces the previous share option plan (the “Legacy Plan”). No further grants will be made under the Legacy Plan.

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)
For the year ended June 30, 2023, the Company recognized share-based compensation expense in the amount of $3,100 (June 30, 2022 - $9,929).

Stock Options

Under the Plan (and previously under the Legacy Plan), employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant or the volume weighted average trading price per share on the TSX during the five trading days immediately preceding the grant date. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation’s daily share price fluctuated over a period commensurate with the expected life of the options. During the year ended June 30, 2023, the Corporation did not grant any options (June 30, 2022 – 590,211).

The following table shows the movement in the stock option plan:

	Number	Weighted
	of options	average price
	#	$
Balance, July 1, 2021	1,587,310	19.55
Granted	590,211	13.92
Exercised	(66,340)	(8.07)
Forfeited	(290,644)	(17.80)
Cancelled	(612,497)	(27.10)
Rounding of fractional shares	(132)	—
Balance, June 30, 2022	1,207,908	14.02
Exercised	(11,024)	(3.87)
Expired	(171,133)	(13.80)
Forfeited	(302,700)	(15.56)
Balance, June 30, 2023	723,051	13.58

The key assumptions used to fair value the grants were as follows:

	June 30	June 30
	2023	2022

Share price	—	$8.47 - $18.62
Exercise price	—	$8.47 -$18.62
Expected volatility	—	57.63% -60.16%
Expected option life	0 years	4.5 - 5 years
Risk-free interest rate	—	0.78% - 2.58%

The following table summarizes information about the stock options outstanding and exercisable at the end of each year:

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	June 30, 2023			June 30, 2022
		Number of	Weighted		Number of	Weighted
	Number of	stock options	average	Number of	stock options	average
	stock options	outstanding and	remaining	stock options	outstanding	remaining
Exercise price	outstanding	exercisable	contractual life	outstanding	and exercisable	contractual life
$3.01 - $5.00	—	—	0	26,080	23,299	0.50
$5.01 - $7.00	67,012	60,539	0.49	74,224	51,881	1.49
$7.01 - $9.00	210,125	53,001	4.00	249,500	—	5.00
$9.01 - $12.00	107,039	66,270	1.93	219,382	104,313	2.93
$12.01 - $15.00	55,000	17,190	3.75	55,000	—	4.75
$15.01 - $18.00	157,897	79,105	3.00	183,106	45,808	4.00
$18.01 - $20.00	22,856	10,012	3.00	285,711	—	4.23
$20.01 - $27.00	103,122	58,131	2.61	114,905	35,951	3.61
	723,051	344,248	2.90	1,207,908	261,252	3.84

The following table summarizes information about the DSUs, RSUs and PSUs granted and forfeited during the year ended June 30, 2023.

	DSU	PSU	RSU	Total
Awards outstanding July 1, 2022	—	—	—	—
Awards granted during the year	66,391	302,500	352,500	721,391
Awards forfeited during the year	—	(172,500)	(222,500)	(395,000)
Awards outstanding June 30, 2023	66,391	130,000	130,000	326,391

The average fair value of each DSU issued during the year ended June 30, 2023 is $3.52 per share (June 30, 2022 - nil).

The fair value of each RSU is $4.20 per share.

The fair value of each of the PSUs tied to non-market based performance targets is $4.20 per share. The fair value of each of the PSUs tied to market-based performance targets is $3.69 per share using the Monte Carlo simulation. The key assumptions used in the Monte Carlo simulation are:

	June 30, 2023	June 30, 2022
Share price	3.69	—
Expected volatility	60.00%	—
Time to expiry	2.52 years	0 years
Risk-free interest rate	4.08%	—

(iii)Loss per share

Both the basic and diluted loss per share have been calculated using the net loss attributable to the shareholders of the Company as the numerator.

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	June 30	June 30
	2023	2022
Number of shares:
Weighted average number of shares outstanding	33,118,980	19,636,797
Shares to be issued	—	11,838,457
Weighted average number of shares used in basic earnings per share	33,118,980	31,475,254
Weighted average number of shares used in diluted earnings per share	33,118,980	31,475,254

Net loss for the period	$(29,026)	$(110,780)

Loss per share
Basic loss per share	$(0.88)	$(3.52)
Diluted loss per share	$(0.88)	$(3.52)

18.    Related parties

The Company’s related parties include key management personnel and directors. Unless otherwise stated, none of the transactions incorporated special terms and conditions and no guarantees were given or received. Outstanding balances payable are usually settled in cash and relate to director fees.

The Company had incurred no related party transactions and had no outstanding balance with related parties for the years ended June 30, 2023 and 2022.

Compensation of key management personnel

Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Company, including members of the Company's Board of Directors. The Company considers key management to be the members of the Board of Directors and five officers.

The remuneration of directors and other members of key management personnel during the fiscal years ended June 30, 2023 and 2022 were as follows:

	June 30	June 30
	2023	2022
	$	$
Short-term benefits	2,162	3,271
Long-term benefits	90	54
Shared-based payment transactions	1,208	8,335
Total compensation	3,460	11,660

19.    Segment disclosures

The Company operates in one operating segment; development, manufacturing, distribution and support of voice and data connectivity components for software-based communication applications. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for group of similar products and services can be summarized for the years ended June 30, 2023 and 2022 as follows:

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

	June 30	June 30
	2023	2022
	$	$
Products	54,018	65,742
Services	198,512	158,610
Total revenues	252,530	224,352

The sales in each of these geographic locations for the years ended June 30, 2023 and 2022 as follows:

	June 30	June 30
	2023	2022
	$	$
USA	234,858	202,886
Canada	3,785	5,334
All other countries	13,887	16,132
Total revenues	252,530	224,352

The non-current assets, in US dollars, in each of the geographic locations as at June 30, 2023, and June 30, 2022 are below:

	June 30	June 30
	2023	2022
	$	$
Canada	6,309	7,000
USA	374,814	431,225
Total non-current assets	381,123	438,225

20.    Business combinations

On March 28, 2022, the Company acquired NetFortris Corporation. The Company paid an aggregate purchase price of $64,820, net of a net working capital adjustment of $(8,942), and comprised of $50,418 cash consideration, 1,494,536 common shares at a fair value of $16,801. The Company issued 1,494,536 common shares including 327,241 shares representing a holdback for indemnification purposes on closing of the acquisition. The Company estimates that a further payment of $6,543 will be paid as part of an earn out that is up to $11,500 if certain operating targets are met. The Company incurred estimated transaction costs in the amount of $2,939 which were expensed in the fiscal year ended June 30, 2022. The acquisition has been accounted for using the acquisition method under IFRS 3, Business Combinations.

The following table summarizes the fair value of consideration paid on the acquisition date and the allocation of the purchase price to the assets and liabilities acquired.

Sangoma Technologies Corporation
Notes to the Consolidated financial statements
For the years ended June 30, 2023 and 2022
(in thousands of US dollars, except per share data)

Consideration	$
Cash consideration on closing	43,868
Net working capital adjustment	(8,942)
Cash held in escrow for working capital	350
Cash held in escrow for telecom taxes	3,400
Cash held in escrow for indemnification	2,800
Additional consideration for earn out	6,543
Common shares issued on closing	13,122
Common shares reserved in escrow for indemnification	3,679
64,820

Purchase price allocation	$
Cash	1,706
Trade receivables	1,822
Inventories	416
Property and equipment	4,172
Right-of-use assets	3,277
Other current assets	796
Other non-current assets	370
Deferred income tax asset	11,091
Accounts payable and accrued liabilities	(9,442)
Sales tax payable	(5,506)
Contract liabilities	(1,666)
Lease obligations on right-of-use assets	(3,277)
Other non-current liabilities	(235)
Intangible assets	29,000
Goodwill	32,296
64,820

21.    Authorization of the consolidated financial statements

The consolidated financial statements were authorized for issuance by the Board of Directors on September 27, 2023.